Exhibit 99.2

FORM OF

LETTER TO SHAREHOLDERS AND HOLDER OF ELIGIBLE WARRANTS WHO ARE RECORD HOLDERS

ITERUM THERAPEUTICS PLC

17,007,601 Non-Transferable Subscription Rights to purchase 8,503,800 Units, at a Subscription Price of $1.21 per whole Unit, each whole Unit consisting of one Ordinary Share, a 1-Year Warrant to purchase 0.50 Ordinary Shares and a 5-Year Warrant to purchase one Ordinary Share

Distributed to Shareholders and Holders of Eligible Warrants of Iterum Therapeutics plc

July  , 2024

Dear Shareholder and/or Eligible Warrant holder:

This letter is being distributed by Iterum Therapeutics PLC., an Irish public limited company (the “Company”) to all holders of record of (i) its ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), and (ii) warrants that have contractual rights to participate in the proposed rights offering (each, an “Eligible Warrant” and collectively, the “Eligible Warrants”) as of 5:00 p.m., Eastern Time, on July 16, 2024, (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights to subscribe for and purchase units (the “Units”) to be issued by the Company.

Pursuant to the Rights Offering, the Company is issuing an aggregate of 17,007,601 non-transferable subscription rights to purchase up to an aggregate of 8,503,800 Units on the terms and subject to the conditions described in the Company’s prospectus, dated July __, 2024 (the “Prospectus”). Each whole Unit will consist of (a) one Ordinary Share, (b) a warrant to purchase 0.50 Ordinary Shares, at an exercise price of $1.21 per whole Ordinary Share from the date of issuance through its expiration one year from the date of issuance (the “1-Year Warrants”), and (c) a warrant to purchase one Ordinary Share, at an exercise price of $1.21 per whole Ordinary Share from the date of issuance through its expiration five years from the date of issuance (the “5-Year Warrants” and, together with the 1-Year Warrants, the “Warrants”). The Rights, Units and Warrants are more fully described in the Prospectus, a copy of which accompanies this notice.

As described in the Prospectus, holders will receive, at no charge, one subscription right for every Ordinary Share owned on the Record Date (or in the case of the holders of the Eligible Warrants, for every Ordinary Share that the holders had the right to acquire on the Record Date pursuant to the exercise of their Eligible Warrants), evidenced by non-transferable subscription rights certificates (the “Rights Certificates”). No fractional subscription rights are being distributed and no fractional Units will be issued in the Rights Offering. As a result, shareholders holding less than two Ordinary Shares and/or Eligible Warrant holders with Eligible Warrants exercisable for less than two Ordinary Shares may not be able to participate in the Rights Offer and shareholders holding less than four Ordinary Shares and/or Eligible Warrant holders with Eligible Warrants exercisable for less than four Ordinary Shares may not be able to acquire any exercisable 1-Year Warrants in the Rights Offering.

Each subscription right will entitle its holder to purchase 0.50 Units, at a subscription price of $0.605 per 0.50 Unit (the “Subscription Price”), consisting of (a) 0.50 Ordinary Shares (b) a 1-Year Warrant to purchase 0.25 Ordinary Shares, and (c) a 5-Year Warrant to purchase 0.50 Ordinary Shares, which the Company refers to as the “Basic Subscription Right.” Holders who fully exercise their Basic Subscription Rights will be entitled to exercise an over-subscription privilege to subscribe for and purchase, at the Subscription Price, additional Units that remain unsubscribed as a result of unexercised Basic Subscription Rights (the “Over-Subscription Privilege” and together with the Basic Subscription Rights, the “Rights”), subject to proration and stock ownership limitations described in the Prospectus.

The Rights may be exercised at any time during the subscription period, which commences on July 22, 2024, and ends at 5:00 p.m., Eastern Time, on August 6, 2024 (the “Expiration Date”), unless extended by the Company (the “Subscription Period”). The Rights will expire and will have no value unless exercised prior to the Expiration Date. Rights holders are required to submit payment in full (without any deductions for wire transfer fees, bank charges or similar fees) for all the Units subscribed for through the Basic Subscription Rights and Over-Subscription Privilege.

If sufficient Units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for Units exceed the remaining Units available, the Company will allocate the available Units to Rights holders exercising their Over-Subscription Privilege pro rata among the Rights holders exercising the Over-Subscription Privilege in proportion to the number of Ordinary Shares and Eligible Warrants each of those Rights holders owned on the Record Date, relative to the number of Ordinary Shares and/or Eligible Warrants owned on the Record Date by all Rights holders exercising the Over-Subscription Privilege. If this pro rata allocation results in Rights holder receiving a greater number of Units than subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such holder will be allocated only that number of Units for which the Rights holder oversubscribed, and the remaining Units will be allocated among all other Rights holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated. Computershare Trust Company, N.A., the Subscription Agent for the Rights Offering, will determine the over-subscription allocation based on the formula described above.

No fractional subscription rights are being distributed and no fractional Units will be issued upon the exercise of any subscription rights in this Rights Offering. Shareholders and/or Eligible Warrant holders must exercise subscription rights for at least one whole Unit to participate in the Rights Offering. Further, Warrants received by a shareholder and/or Eligible Warrant holder may only be exercised to purchase whole numbers of Ordinary Shares and may not be exercised in respect of any fractional Ordinary Shares. As a result, shareholders holding less than two Ordinary Shares and/or Eligible Warrant holders with Eligible Warrants exercisable for less than two Ordinary Shares may not be able to participate in the Rights Offering and shareholders holding less than four Ordinary Shares and/or Eligible Warrant holders with Eligible Warrants exercisable for less than four Ordinary Shares may not be able to acquire any exercisable 1-Year Warrants in the Rights Offering. Any payment of the aggregate Subscription Price for Units not validly purchased will be returned, without interest or penalty, as soon as practicable following the expiration of the Subscription Period.

The Company expects to deliver the Ordinary Shares underlying the Units purchased in the Rights Offering to record holders on or about August 9, 2024, and expect to deliver the 1-Year Warrants and 5-Year Warrants underlying the Units purchased in the Rights Offering to the Warrant Agent on or about August 9, 2024.

The Company reserves the right to treat as invalid, and will not be bound to allot or issue any Units in respect of, any exercise or purported exercise of a subscription right in any circumstances in which such offer, solicitation or exercise may be unlawful, including under the sanctions laws and regulations of the European Union and/or the United States of America.

Once you have exercised your Rights, such exercise may not be revoked, canceled or changed, even if you subsequently learn information about the Company or its business, financial position, results of operations or cash flows that is material or adverse or that you otherwise consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the Ordinary Shares and Warrants underlying the Units offered pursuant to the Rights Offering at the Subscription Price. Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Subscription Rights Certificates;

4.	Notice of Important Tax Information; and

5.	A return envelope, addressed to Computershare Trust Company, N.A., the subscription agent.

Your prompt attention is requested. To exercise your Rights, you should deliver the properly completed and signed Rights Certificate and any other required document (including, but not limited to, a completed Form W-8 or W-9), with payment of the Subscription Price in full for each Unit subscribed for pursuant to the basic subscription right and Over-Subscription Privilege, if applicable, (without any deductions for wire fees, bank charges or similar fees), to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Rights Certificate and full payment of the Subscription Price, including final clearance of any checks or wires, prior to the Expiration Date for your Rights to be considered validly executed. The Company and the Subscription Agent reserve the right to reject any or all subscriptions not properly or actually received at the applicable address listed below, prior to 5:00 p.m., Eastern Time, on the Expiration Date. If you do not indicate the number of Rights being exercised, or do not send sufficient funds to purchase the number of Units requested, then the funds will be applied to the exercise of Rights only to the extent of the payment actually received by the Subscription Agent.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO GEORGESON LLC, THE INFORMATION AGENT, AT (866) 920-4401 (TOLL FREE IN THE U.S. AND CANADA) OR (781) 896-6947 (FOR CALLS OUTSIDE THE U.S. AND CANADA).

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